Exhibit 107

Calculation of Filing Fee Tables

424(b)(5)

(Form Type)

Old Republic International Corporation

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered and Carry Forward Securities

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee
Fees to Be Paid	Debt	5.750% Senior Notes due 2034	457(r)	$400,000,000	99.932%	$399,728,000	.0001476	$58,999.85
Carry Forward Securities	—	—	—	—	—	—		—
	Total Offering Amounts					$399,728,000		$58,999.85
	Total Fees Previously Paid							—
	Total Fee Offsets							—
	Net Fee Due							$58,999.85

The prospectus supplement to which this exhibit is attached is a final prospectus for the related offering.